Man Investments

08005105

SEC Mail Processing Section

SEP 22 2008

Washington, DC 101

September 16, 2008

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Re: File No. 82-4214 – Man Group plc

SUPPL

Ladies and Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copies of public announcements made by Man Group plc. These announcements were also sent to the London Stock Exchange for its information. Please contact the undersigned at (312) 881-6823, if you have any questions to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the self-addressed envelope provided.

Sincerely yours,

Keith Kendrick
Compliance Officer

PROCESSED
OCT 01 2008
THOMSON REUTERS

cc: Barry Wakefield (w/ Encl.)

dlw 9/30

Man Investments Inc.
123 N. Wacker Drive
28th Floor
Chicago, IL 60606-1743
USA
Tel +1 (312) 881 6800
Fax +1 (312) 881 6700

www.maninvestments.com
Member, NASD and SIPC

16 September 2008

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 15 September 2008 it purchased for cancellation 2,000,000 of its ordinary shares at an average price of 468.00 pence per ordinary share.

Since the start of the financial year on 1 April 2008, Man has repurchased 23,046,992 ordinary shares at a total cost of £123.87 million, giving an average repurchase cost of 537.47 pence per ordinary share.

ENQUIRIES

David Browne
Head of Group Funding & External Relations
+44 207 144 1550
david.browne@mangroupplc.com

Miriam McKay
Head of Investor Relations
+44 207 144 3809
miriam.mckay@mangroupplc.com

<u>Merlin PR</u>

Paul Downes
+44 7900 244 888

Paul Farrow
+44 7747 607 768

Man Group plc
17 September 2008

Trading Statement Date

Man Group plc confirms that it will release its pre-close trading update and funds under management statement for the six months ending 30 September 2008 on Monday 29 September.

Enquiries

David Browne
Head of Group Funding & External Relations
+44 207 144 1550
david.browne@mangroupplc.com

Miriam McKay
Head of Investor Relations
+44 207 144 3809
miriam.mckay@mangroupplc.com

Merlin PR

Paul Downes
+44 7900 244 888

Paul Farrow
+44 7747 607 768

About Man Group plc

Man is a world-leading alternative investment management business. With a broad range of funds for institutional and private investors globally, it is known for its performance, innovative product design and investor service. Man manages over USD79.5 billion and employs 1,800 people in 13 countries worldwide.

The original business was founded in 1783. Today, Man Group plc is listed on the London Stock Exchange and ranked in the top 40 companies of the FTSE 100 Index, with a market capitalisation of USD21 billion.

Man supports many awards, charities and initiatives around the world, including sponsorship of the Man Booker literary prizes and the Man Group International Climate Change Award. Further information can be found at www.mangroupplc.com.

Man Group plc
16 September 2008

Man AHL Diversified Futures Ltd Weekly Net Asset Value

As at the close of business on 15 September 2008, the Net Asset Value of Man AHL Diversified Futures Ltd was US$36.14.

Track Record: From inception on 19 May 1998

	Key Statistics
Last week	+1.69%
Last 12 months	+18.3%
Annualised return since inception	+13.1%

ENQUIRIES

David Browne
Head of Group Funding & External Relations
+44 207 144 1550
david.browne@mangroupplc.com

Miriam McKay
Head of Investor Relations
+44 207 144 3809
miriam.mckay@mangroupplc.com

Merlin PR

Paul Downes
+44 7900 244 888

Paul Farrow
+44 7747 607 768

IMPORTANT
This material is not an invitation to make a deposit with Man AHL Diversified Futures Limited (the 'Company') nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be Man AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month. Man will release the latest twelve month performance and the performance since inception figures for its representative AHL funds for comparative purposes, calculated using the last weekly valuation for each month, at the time the last weekly figures for the month are published.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com.

http://pdf.reuters.com/Regnews/regnews.asp?i=43059c3bf0e37541&u=urn:newsml:re
uters.com:20080917:RnsQ7010D

RNS Number : 7010D

Man Group plc

17 September 2008

Notification is given pursuant to Disclosure Rule 3.1.4R that on 17th September 2008, Mr Glen Moreno, Non-Executive Director of the Company, acquired 10,000 shares of 3 3/7 US cents each in Man Group plc at a price of USD 8.17 per share. Following this transaction Mr Moreno is deemed to be interested in a total of 10,000 shares.

END

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Wednesday, 17 September 2008 17:36:51
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ENDSctor/PDMR Shareholding

18 September 2008

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 18 September 2008 it purchased for cancellation 2,000,000 of its ordinary shares at an average price of 418.61 pence per ordinary share.

Since the start of the financial year on 1 April 2008, Man has repurchased 25,046,992 ordinary shares at a total cost of £132.26 million, giving an average repurchase cost of 528.04 pence per ordinary share.

ENQUIRIES

David Browne
Head of Group Funding & External Relations
+44 207 144 1550
david.browne@mangroupplc.com

Miriam McKay
Head of Investor Relations
+44 207 144 3809
miriam.mckay@mangroupplc.com

Merlin PR

Paul Downes
+44 7900 244 888

Paul Farrow
+44 7747 607 768

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. **Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached** (ii):
   Man Group plc

2. **Reason for the notification** (please place an X inside the appropriate bracket/s):

   An acquisition or disposal of voting rights: (X)

   An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (   )

   An event changing the breakdown of voting rights: ( )

   Other (please specify) : (   )

3. **Full name of person(s) subject to the notification obligation** (iii):
   AXA S.A., 25 Avenue Matignon, 75008 Paris and its group of companies

4. **Full name of shareholder(s)** (if different from 3.) (iv):
   N/A

5. **Date of the transaction (and date on which the threshold is crossed or reached if different)** (v):
   15/09/2008

6. **Date on which issuer notified:**
   18/09/2008

7. **Threshold(s) that is/are crossed or reached:**
   10%

8. **Notified details:**
   ....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	**Situation previous to the Triggering transaction** (vi)	
	Number of shares	**Number of voting Rights** (viii)
GB00B16BRD58	164,854,957	164,854,957

Resulting situation after the triggering transaction (vii)

Class/type of shares if	**Number of shares**	**Number of voting rights** (ix)	**% of voting rights**

possible using the ISIN CODE

	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
GB00B16BRD58	10,071,281	10,071,281	166,770,467	0.59	9.80

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
176,841,748	10.39%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Name of the Company/Fund	Number of Shares	% of issued share capital	
AXA Sun Life plc (fmly Axa Equity & Law Life Assurance Society plc)	807,000	0.04742	Direct
AXA UK Investment Co ICVC Ethical Fund	175,000	0.01028	Indirect
AXA UK Investment Co ICVC UK Equity Income Fund	437,500	0.02571	Indirect
AXA UK Investment Co ICVC UK Growth Fund	132,000	0.00776	Indirect
PPP Healthcare Group plc	88,300	0.00519	Direct
Sun Life Pensions Management Ltd	67,000	0.00394	Direct
Sun Life Pensions Management Ltd	175,000	0.01028	Direct
Sun Life Assurance Society Plc	429,000	0.02521	Direct
AXA Insurance UK	169,203	0.00994	Direct
AXA UK Group Pension Scheme	100,000	0.00588	Indirect
AXA General Unit Trust	320,000	0.01880	Indirect

AXA Financial, Inc	14,660,324	0.86147	Indirect
AXA Colonia Konzern	8,260	0.00049	Direct
Sun Life International (IOM) Ltd	525,000	0.03085	Direct
AXA France	1,136,141	0.06676	Indirect
AXA Rosenberg	4,500	0.00026	Indirect
AXA Financial Inc	149,761,252	8.80030	Indirect
Sun Life Pensions Management Ltd	16,752	0.00098	Direct
Sun Life Pensions Management Ltd	46,053	0.00271	Direct
Sun Life Unit Assurance Ltd LTAV UK Equity	325,000	0.01910	Direct
Sun Life Unit Assurance Ltd ABL High Alpha	281,191	0.01652	Direct
Sun Life Unit Assurance Ltd FTSE All Share Tracker	256,541	0.01507	Direct
Sun Life Pensions Management LTAV UK Equity	1,312,499	0.07713	Direct
Sun Life Pensions Management ABL High Alpha	1,542,531	0.09064	Direct
Sun Life Pensions Management FTSE All Share Tracker	1,443,144	0.08480	Direct
AXA Winterthur	782,070	0.04596	Direct
AXA Sun Life With Profits Passive	1,176,778	0.06915	Direct
AXA Sun Life With Profits Passive	619,959	0.03643	Direct
AXA UK Investment Co ICVC UK Distribution OEIC	43,750	0.00257	Indirect
Total Direct	10,071,281	0.59181	
Total Indirect	166,770,467	9.79980	
TOTAL	176,841,748	10.39161	

Proxy Voting:

10. Name of the proxy holder:
N/A

11. Number of voting rights proxy holder will cease to hold:
N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

14. Contact name:
Rachel Rowson

15. Contact telephone number:
020 7144 1732

END